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FOR IMMEDIATE RELEASE                                         March 14, 2001


REPUBLIC BANK TENDER OFFER                  For Further Information:
SUCCESSFULLY COMPLETED                      KEVIN SIPES
                                            Chief Financial Officer
                                            (502) 584-3600


        LOUISVILLE - Republic Bancorp, Inc. (NASDAQ: RBCAA) the holding company for Republic Bank & Trust Company has successfully completed its cash offer to purchase up to 1,000,000 shares of the Company's Class A Common Stock at a price between $8 - $10, a decision which "we believe will enhance the Company's long-term value," said Kevin Sipes, senior vice president and chief financial officer.
        On February 12, the Company announced the tender offer through a modified Dutch auction. Based on a preliminary count by the depositary, approximately 747,325 shares of Class A Common Stock were tendered pursuant to the offer of which 40,987 shares were tendered through notices of guaranteed delivery.
         Based  on   preliminary   results,   which  indicate  the  offer  is
undersubscribed, all shares will be acquired by the Company at a price of $10 and will be retired. Final results will be announced when available.
        "The offer was made," Sipes added, "because management and the Board believe that the purchase of the shares in the offer provided an attractive investment opportunity for the Company, while at the same time providing tendering shareholders with a price above current market."
        Additionally, Sipes said, "Our Board of Directors has previously approved the purchase of a maximum of 500,000 shares in the open market under a separate program of which approximately 441,000 have been purchased. We will continue to consider future buying opportunities under that program as well as the possibility of another tender offer in the future."
        REPUBLIC  BANK  & TRUST  COMPANY  HAS  21  BANKING CENTERS IN 7 KENTUCKY
COMMUNITIES: BOWLING GREEN, ELIZABETHTOWN, FRANKFORT, LEXINGTON, LOUISVILLE, OWENSBORO, AND SHELBYVILLE; A LOAN PRODUCTION OFFICE IN CLARKSVILLE, INDIANA; REFUNDS NOW, A NATIONWIDE TAX REFUND LOAN AND CHECK PROVIDER, AND INTERNET BANKING AT WWW.REPUBLICBANK.COM. REPUBLIC BANK IS HEADQUARTERED IN LOUISVILLE, KENTUCKY AND HAS $1.5 BILLION IN ASSETS. REPUBLIC BANCORP, INC., REPUBLIC BANK'S PARENT COMPANY, IS TRADED ON THE NASDAQ (RBCAA).